

Mail Stop 4628

August 8, 2018

Samvir S. Sidhu
Chief Executive Officer and Director
Megalith Financial Acquisition Corp.
60 E. 42nd St., Suite 3110
New York, NY 10017

> **Re:** **Megalith Financial Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed July 20, 2018**
> **File No. 333-226270**

Dear Mr. Sidhu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2018 letter.

Risk Factors, page 27

We may seek business combination opportunities with a financially unstable business, page 41

1. Please reconcile your disclosure about pursuing certain merger targets with your assertions at pages 2 and 72 suggesting that you intend to pursue "fundamentally sound" business combination targets.

Proposed Business, page 72

2.   Please provide us with supplemental support for your newly added disclosure suggesting that your Executive Chairman nominee has a long "track record … in leading publicly traded companies that have outperformed the market at 3, 5, 10, and 15 year benchmarks" and for the similar statement which appears at page 2 referencing "returns that outperformed all relevant benchmarks, including the S&P 500, the Dow Jones Industrial Average and major banking indices over 5, 10, and 15 year periods."

Exhibit 23.1

3.   Please obtain and file a revised consent that correctly refers to the date of the report issued by your independent accountant (i.e., July 20, 2018).

Closing Comments

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Attorney-Adviser, at (202) 551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director
                                        Office of Natural Resources

cc: Stuart Neuhauser, Esq.
        Barry L. Grossman, Esq.
        Ellenoff Grossman & Schole LLP